May 20, 2005


Dennis J. Broderick, Esq.
Senior Vice President, General Counsel and Secretary
Federated Department Stores, Inc.
7 West Seventh Street
Cincinnati, Ohio 452023100

      Re:	Federated Department Stores, Inc.
      Amended Form S-4 filed May 10, 2005
      File No. 333-123667

Dear Mr. Broderick:

      We have reviewed your filing and have the following
comments.
Please be aware that we have limited our review to the terms of the
transaction reflected in the registration statement.    Where
indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Amended Form S-4

Questions and Answers about the Merger
Summary
1. We note your response to comment 2. The summary is intended to provide a brief overview of the key aspects of the offering. Your summary is too long and repeats much of the information fully discussed in the body of your prospectus. The summary is only intended to provide a brief snapshot of the offering. Please revise.
See Instruction to Item 503(a) of Regulation S-K.

May`s Reasons for the Merger and Recommendation . . ., page 54
Federated`s Reasons for the Merger and Recommendation . . ., page
58
2. We note your response to comment 14 and reissue the comment as it applies to the second and fifth bullet points.

The Merger Agreement, page 99
3. We note your response to comments 20 and 21. You are required to file the merger agreement as an exhibit to the registration statement and you are required to incorporate the merger agreement by reference into the prospectus as set forth in Item 4(c) of Form S-4. As such, investors are entitled to rely on the disclosure regarding the representations and warranties in the merger agreement that you describe in this section. In that regard, we note your statement that you "do not intend for its text to be a source of factual, business or operational information about either Federated or May" and your statement that "that kind of information can be found elsewhere in this joint proxy statement/prospectus and in the other public filings each of us makes with the SEC." Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws. In addition, please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

Pro Forma Financial Data
Unaudited Pro Forma Financial Statements of Federated
Unaudited Pro Forma Consolidated Balance Sheet, page 172
4. We note your response to our prior comment 27. It appears that the amount you assigned to May`s finished goods and merchandise inventories will result in a profit margin that is slightly less than historical amounts. Please explain to us in detail why you believe that assigning an amount to inventories that results in a profit margin slightly less than historical amounts represents estimated selling prices less the sum of the costs of disposal and a reasonable profit allowance for the selling effort and complies with the criteria of paragraph 37.c. of SFAS 141. Please explain to us in detail how you determined the amount allocated to merchandise inventories. In doing so, please:
* provide to us an analysis of your estimate of costs of disposal as compared to selling (or disposal) costs of May for the past three years;
* tell us the nature and estimated amounts of the items you included in costs of disposal and highlight which of these costs are direct or indirect, and if costs of disposal include indirect costs, tell us why you believe that it is appropriate to include indirect costs as part of costs of disposal;
* tell us how you determined the estimated sales value of May`s inventories and, if applicable, why estimated sales value varies significantly from historical sales value; and
* tell us how you determined the profit allowance and/or profit percentage on costs of disposal and why you believe that the amount of the profit you expect to earn for the selling effort is reasonable.

Notes to Unaudited Pro Forma Consolidated Balance Sheet, page 173
5. You disclose on page 7 that the number of shares of common stock you will issue in the merger will approximate 97 million shares as opposed to approximately 96 million shares reflected in your initial filing and presently disclosed in note (b). You also disclose on page 170 the stock ownership of May`s directors and executive officers, which reflects revisions from your initial filing. However, we note that you did not revise your estimate of merger consideration disclosed in note (b). Please advise or revise.
6. We note your response to our prior comment 29 and the revisions to your disclosure. We also note that May filed an amendment to its Form 10-K on May 10, 2005 and restated its balance sheet to correct a misclassification of the components of property and equipment and that the book value of May`s land and buildings and improvements increased by $847 million. In addition, we note that your pro forma adjustment related to the allocation of merger consideration to land and buildings and improvements decreased from $1.010 million to $785,000. Please explain to us why the allocation of merger consideration to land and buildings and improvements decreased given the restatement of their book values. Please also explain to us in detail what "an industry-specific income capitalization approach" represents and the methodology of the approach you applied. In doing so, tell us how the approach considers the fair value of favorable lease agreements. Please refer to our prior comment number 30.
7. We note your response to our prior comments 30, 31 and 32 and the revisions to your disclosure. Please tell us the certain trade name you identified as having an indefinite life.
8. We note your response to our prior comments 30 and 31. It appears that there will be significant changes to the combined business subsequent to the merger. Specifically, we note your plans to re-brand the majority of May stores. Additionally, given your disclosures on page 174 and the overlap of stores of the combined companies in areas such as the Northeast, we presume that you will close some number of existing stores. Tell us what was your consideration of providing an additional risk factor in the section starting on page 31 titled "Risks Relating to Federated`s Operations
After the Consummation of the Merger" to address execution risks associated with your future plans.

9. We note your response to our prior comment 34 and the revisions to your disclosure. Please disclose the factors that contributed to a purchase price that resulted in the recognition of significant goodwill.
10. We note your response to our prior comment 36 and the revisions to your disclosure. In future filings, please classify leased department revenues and shipping and handling revenues in net sales.
Please refer to SAB Topic 8:A and EITF 00-10.


****


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact William Thompson at (202) 551-3344 or Mike Moran, Accounting Branch Chief, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact Howard Baik at (202) 551-3317 or Ellie Quarles, Special Counsel, at (202) 551-3238, with any other questions.

Sincerely,



H. Christopher Owings
      Assistant Director


cc:	Lyle G. Ganske, Esq.
	Christopher J. Hewitt, Esq.


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Dennis J. Broderick, Esq.
Federated Department Stores, Inc.
May 20, 2005
Page 4